

February 5, 2013

Via E-Mail
Peter Slover
Principal Accounting Officer and Head of Finance
Sophiris Bio Inc.
1258 Prospect Street
La Jolla, CA 92037

      Re: **Sophiris Bio Inc.**
              Amendment No. 1 to
              Confidential Draft Registration Statement on Form S-1
              Submitted January 22, 2013
              CIK No. 0001563855

Dear Mr. Slover:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an additional amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe a further amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Description of Share Capital
Common Shares—Outstanding Shares, page 115

1. We note your revised disclosure in response to our prior comment 33. Please update the third paragraph to reflect your authorized share capital and your outstanding share capital following the offering based on shares outstanding as of the most recent practicable date.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-15

2. Please revise your disclosure in response to prior comment 40 to disclose the impact adopting ASU 2009-13 and ASU 2010-17 had on your financial statements.

Note 14. License Agreements
Kissei Agreement, page F-25

3. We note your response to prior comment 41. Please clarify what technical information you are required to share with Kissei and whether the sharing of information impacts Kissei's ability to exploit the license. In addition, please tell us how you determined that the obligation of the company to prosecute the licensed patents in Japan was administrative in nature and perfunctory.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Dana Hartz at (202) 551-3648 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

Peter Slover
Sophiris Bio Inc.
February 5, 2013
Page 3

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           Barbara Borden
           Cooley LLP
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